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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
         [x]     Merger
         [ ]     Liquidation
         [ ]     Abandonment of Registration
                 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: AIM International Funds, Inc. II (formerly INVESCO International Funds, Inc.).

3.       Securities and Exchange Commission File No.: 811-07758

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ]     Initial Application       [x]      Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         John H. Lively, Esq.
         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

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         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

                  [x]     Management company;
                  [ ]     Unit investment trust; or
                  [ ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         INVESCO Funds Group, Inc., the fund's investment adviser is located at 4350 South Monaco Street, Denver, Colorado 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         A I M Distributors, Inc., the fund's principal underwriter since July 1, 2003, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. INVESCO Distributors, Inc., the fund's principal underwriter, prior to July 1, 2003, is located at 4350 South Monaco Street, Denver, Colorado 80237.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

         The fund is not a UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


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                  [ ]  Yes         [x]  No

                  If Yes, for each UIT state:
                           Name(s):

                           File No.: 811-____

                           Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x] Yes [ ] No

                  If Yes, state the date on which the board vote took place:
                  August 13, 2003

                  If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x] Yes [ ]  No

                  If Yes, state the date on which the shareholder vote took place: October 21, 2003.

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [x]  Yes          [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions: Distributions for INVESCO European Fund occurred on October 24, 2003. Distributions for INVESCO International Blue Chip Value Fund occurred on October 31, 2003.

         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes          [ ]  No

         (c)      Were the distributions made pro rata based on share ownership?

                  [x]  Yes          [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


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         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]  Yes         [ ]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  Not applicable

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [  ]  Yes         [  ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes          [ ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?
                  (See question 18 above)

                  [ ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


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         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [ ]  Yes         [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]  Yes         [x]  No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                                                                       Paid by           Paid by        Total per
                                                                        Fund             Advisor        Category
                  (i)      Legal expenses:                                     0           28,989         28,989
                  (ii)     Accounting expenses:                                0            1,508          1,508
                  (iii)    Other expenses (filing fees and
                           related expenses):                                  0          110,786        110,786
                                                                      ----------      -----------    -----------
                  (iv)     Total expenses (sum of lines (i)-
                           (iii) :                                             0          141,283        141,283
                                                                      ==========      ===========    ===========

         (b)      How were those expenses allocated?

                  Expenses associated with the merger transactions were allocated between the fund and the Advisor based upon a division of merger expenses (by percentage) that was approved by the fund's Board of Trustees (the "Board"). This division was also set forth in the respective Agreements and Plans of Reorganization, which were approved by the funds' shareholders.

                  At an initial meeting, the Advisor proposed the merger transactions to the Board. Preliminary discussions of the merger transactions took place at the initial meeting as well as a second Board meeting. At a third meeting, the Advisor refined its proposal regarding the merger transactions and such merger transactions were approved by the Board.

                  Over the course of the three Board meetings, the Board received information concerning the merger transactions including the structure of the merger transactions. The Board reviewed factors supporting the division of merger expenses including: (i) payback to shareholders via reduced fund expenses; (ii)


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                  net asset value impact per share of the merger costs; (iii)
                  profit and loss impact of the merger to the Advisor; and (iv) relative performance of the merged funds.

         (c)      Who paid those expenses?

                  See details above in Item 22(a).

         (d)      How did the fund pay for unamortized expenses (if any)?

                  INVESCO European Fund amortized expenses through the closing date of the merger. INVESCO International Blue Chip Value Fund (n/k/a AIM International Core Equity Fund) continues to amortize expenses in the new registrant.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [x]  Yes [ ]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         File date:  April 26, 2005
         File number:  811-07758

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ]  Yes         [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]  Yes         [x]  No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger: (i) AIM
                  International Mutual Funds (INVESCO International Blue Chip
                  Value Fund became a series portfolio of AIM International
                  Mutual Funds); and (ii) AIM International Funds, Inc. (INVESCO
                  European Fund reorganized into AIM European Fund, a series portfolio of AIM International Funds, Inc.)


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         (b)      State the Investment Company Act file number of the fund
                  surviving the Merger: (i) 811-06463 - AIM International Mutual Funds; and (ii) 811-6463 - AIM International Funds, Inc.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  The Agreement and Plan of Reorganization, dated August 13, 2003, between AIM International Funds, Inc. II (formerly INVESCO International Funds, Inc.) on behalf of INVESCO International Blue Chip Value Fund and AIM International Mutual Funds was previously filed with the Commission as part of AIM International Funds, Inc. II's preliminary Proxy Statement filed on form type Schedule 14A on August 13, 2003 (file number 811-07758). INVESCO International Blue Chip Value Fund (a series portfolio of a Maryland corporation) redomesticated as a series portfolio of AIM International Mutual Funds (a Delaware statutory trust) known as INVESCO International Blue Chip Value Fund.

                  The Agreement and Plan of Reorganization, dated August 13, 2003, between AIM International Funds, Inc. II (formerly INVESCO International Funds, Inc.) on behalf of INVESCO European Fund and AIM International Funds, Inc. on behalf of AIM European Growth Fund was previously filed with the Commission as part of AIM International Funds, Inc.'s combined Proxy Statement/Prospectus filed on form type N-14 on August 13, 2003 (file number 811-6463). INVESCO European Fund reorganized into AIM European Growth Fund, a series portfolio of AIM International Funds Inc.

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

                  The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AIM International Funds, Inc. II, (ii) he is the President of AIM International Funds, Inc. II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                             /s/ Robert H. Graham
                                             --------------------
                                             Robert H. Graham,
                                             President
                                             AIM International Funds, Inc. II



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